SECURITIES AND EXCHANGE COMMISSION
Washington D.C.  20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2017

PRANA BIOTECHNOLOGY LIMITED
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 (File No. 333-220886)

PRANA BIOTECHNOLOGY LIMITED
(a development stage enterprise)

EXPLANATORY NOTE

On November 8, 2017, Prana Biotechnology Limited (the “Company”) entered into Amendment No. 1 to the At Market Issuance Sales Agreement, dated as of October 13, 2016 (together, the “Sales Agreement”), by and among the Company, B. Riley FBR, Inc. (successor by merger to FBR Capital Markets & Co.) (“B. Riley FBR”) and JonesTrading Institutional Services LLC (“JonesTrading”, each of B. Riley FBR and JonesTrading, individually an “Agent” and collectively, the “Agents”). for an “at the market offering” program under which the Company from time to time may sell up to an aggregate of $44,460,787 of ordinary shares (the “Shares”), represented by American Depositary Shares (the “ADSs”).

Subject to the terms and conditions of the Sales Agreement, the Agents will use their commercially reasonable efforts to sell the ADSs from time to time, based upon the Company’s instructions. The Company has provided the Agents with customary indemnification rights and the Agents will be entitled to a commission at a fixed commission rate of up to 3.0% of the gross sales price per shares sold.

Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act Regulations.

The Shares will be issued pursuant to the Company’s previously filed and effective Registration Statement on Form F-3 (File No. 333-220886). On October 10, 2017, the Company filed a base Prospectus (which became effective on October 20, 2017) and on November 8, 2016, the Company filed a Prospectus Supplement relating to the offering of up to US$10,019,412 in ADSs with the Securities and Exchange Commission. This Report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares or the ADSs in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Amendment No. 1 to At Market Issuance Sales Agreement is filed as Exhibit 1.1 to this Report. The description of the Sales Agreement does not purport to be complete and is qualified in its entirety by reference to the Sales Agreement filed herewith as an exhibit to this Report.

The opinion of the Company’s counsel regarding the validity of the Shares that will be issued pursuant to the Prospectus Supplement is filed herewith as Exhibit 5.1.

Exhibits

1.1
At Market Issuance Sales Agreement dated October 13, 2016 among Prana Biotechnology Limited, FBR Capital Markets & Co. and JonesTrading Institutional Services LLC. (incorporated by reference to Exhibit 1.1. of the Company’s Report on Form 6-K dated October 13, 2016)

1.2	Amendment No. 1 to At Market Issuance Sales Agreement dated November 8, 2017.

5.1 Opinion of Quinert Rodda & Associates Pty Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Date:   November 8, 2017

EXHIBIT INDEX

Exhibit No.	Description

1.1
At Market Issuance Sales Agreement dated October 13, 2016 among Prana Biotechnology Limited, FBR Capital Markets & Co. and JonesTrading Institutional Services LLC (incorproated by reference to Exhibit 1.1. of the Company’s Report on Form 6-K dated October 13, 2016).

1.2	Amendment No. 1 to At Market Issuance Sales Agreement dated November 8, 2017.

5.1	Opinion of Quinert Rodda & Associates Pty Ltd.